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                           December 13, 2023

       Siaw Tung Yeng
       Chief Executive Officer
       Mobile-health Network Solutions
       2 Venture Drive, #07-06/07 Vision Exchange
       Singapore 608526

                                                        Re: Mobile-health
Network Solutions
                                                            Amendment No. 5 to
Draft Registration Statement on Form F-1
                                                            Submitted December
8, 2023
                                                            File No. 377-06781

       Dear Siaw Tung Yeng:

            We have reviewed your amended draft registration statement and have the following comment.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Form F-1 DRS/A filed December 8, 2023

       Financial Statements
       Note 15 - Subsequent Events, page F-26

   1. We note the expanded accounting policy for stock compensation on page F-11. Please expand the disclosure
in Subsequent Events to include the aggregate fair value of the options on the August
1, 2023 grant date. Also disclose the amount of compensation expense to be
recognized when the options granted on August 1, 2023 for 3,738 Class A
                                                        Ordinary Shares with an
exercise price of $1 per share vest immediately upon the
                                                        effectiveness of the
IPO.

              Please contact Claire DeLabar at 202-551-3349 or Robert Littlepage at 202-551-3361 if
       you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan at 202-551-6756 or Larry Spirgel at 202-551-3815 with any other
 Siaw Tung Yeng
Mobile-health Network Solutions
December 13, 2023
Page 2

questions.



                                               Sincerely,
FirstName LastNameSiaw Tung Yeng
                                               Division of Corporation Finance
Comapany NameMobile-health Network Solutions
                                               Office of Technology
December 13, 2023 Page 2
cc:       Meng Ding
FirstName LastName